SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.         )*

Cimatron Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share

(Title of Class of Securities)

M23798107

(CUSIP Number)

January 2, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M23798107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Gibbs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 1,500,000 shares
6 SHARED VOTING POWER 0 shares
7 SOLE DISPOSITIVE POWER 1,500,000 shares
8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.96%
12	TYPE OF REPORTING PERSON IN

CUSIP No. M23798107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Cimatron Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

11 Gush Etzion Street, Givat Shmuel, Israel

Item 2.

(a)	Name of Person Filing:

William F. Gibbs

(b)	Address of Principal Business Office or, if None, Residence:

4017 North Cedarpine Lane, Moorpark, California 93021

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.10 par value per share

(e)	CUSIP Number:

M23798107

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. M23798107	13G	Page 4 of 5 Pages

(a) Amount beneficially owned:

On December 31, 2007, Gibbs System, Inc., a California corporation (“Gibbs Inc.”), entered into a definitive Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Nortamic LLC, a California limited liability company and wholly-owned subsidiary of CTI. On January 2, 2008, pursuant to the terms of the Merger Agreement, Gibbs Inc. was merged with and into Nortamic LLC (the “Merger”). Following the Merger, on January 3, 2008, Nortamic LLC changed its name to Cimatron Gibbs LLC. Under the terms of the Merger Agreement, holders of shares of the common stock of Gibbs Inc. received, among other consideration, fifteen (15) ordinary shares of Issuer for each share of common stock of Gibbs Inc. then owned. Immediately following the Merger, William Gibbs, as the sole shareholder of Gibbs Inc., received one million five hundred thousand (1,500,000) ordinary shares of Issuer. Of the one million five hundred thousand (1,500,000) shares owned by William Gibbs, two hundred fifty thousand (250,000) are presently held in escrow by U.S. Bank National Association (“U.S. Bank”) pursuant to the terms of an Escrow Agreement, by and among Issuer, CTI, Cimatron Gibbs, William Gibbs and U.S. Bank (the “Escrow Agreement”). The shares held in escrow may not be disposed of by William Gibbs until such shares are released by U.S. Bank pursuant to the terms of the Escrow Agreement.

(b) Percent of class:	15.96%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote	1,500,000
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	1,500,000
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

CUSIP No. M23798107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2008 Date

By:	/s/ William F. Gibbs
Name : William F. Gibbs